UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

(Report No. 1)

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Chief Executive Officer

Mr. Dean Scott Huge resigned as Chief Executive Officer of Innovation Beverage Group Limited (the “Company”) with effect from December 27, 2024. Mr. Huge’s resignation was not the result of any disagreement with the board of directors (the “Board”) or the Company.

The Board would like to express its sincere gratitude to Mr. Huge for his service and contribution to the Company during his tenure of office.

Appointment of Interim Chief Executive Officer

Following Mr. Huge’s resignation as Chief Executive Officer of the Company, Mr. Sahil Beri was appointed as Interim Chief Executive Officer with effect from December 27, 2024, until a permanent Chief Executive Officer of the Company is appointed.

On January 3, 2025, the Company issued a press release (the “Press Release”) announcing the appointment of Mr. Sahil Beri as Interim Chief Executive Officer of the Company, the resignation of Mr. Dean Scott Huge as Chief Executive Officer of the Company and the Company’s expansion plans in Eastern U.S. The Press Release has been furnished as Exhibit 99.1 hereto.

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release, dated January 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: January 3, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Interim Chief Executive Officer

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